FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  MEXICAN RESTAURANTS, INC. (CASA)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  3/21/2003

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  / /      Officer (give title below)
                  /X/      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  All   3/21/2003

3.   Transaction Code (Instr. 8)
                  all   Code:  J

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

      Date         Amount(Shares)      (A) or (D)     Price per share
      ---------    --------------      ----------     ---------------
 i.    3/21/03        253,694               D
 x.    3/21/03         10,000               D
 xi.   3/21/03        222,770               A
 xii.  3/21/03         30,924               A
 xii.  3/21/03         10,000               A

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                  933,800 (1)  (27.6%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D:     545,306 by D3
     ii.        D       25,000 by The Nierenberg Family 1993 Trust
                                19605 N.E. 8th Street, Camas, Washington  98607
     iii.       I:      38,000 by Haredale, Ltd.
                                P.O. Box N-4465, Nassau, New Providence,
                                The Bahamas  (1)
     iv.        I:      13,500 by James Henry Hildebrandt
                                c/o Bain & Company, Tenth Floor, One Pacific
                                Place, 88 Queensway,Hong Kong  (2)
     v.         I:      10,000 by Toxford Corporation
                                P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands, British Isles (3)
     vi.        I:       7,300 by Florence Cies
                                3300 Narvaez, #26, San Jose, California  95136
     vii.       I       20,000 by Olivier & Karen Roux
                                Talisman Management Ltd.,37 Ixworth Place,
                                London SW3, England.
     viii.      I        4,000 by Bruno Tiphine
                                92 Fellows Rd., London NW3 3JG, England
     ix.        I        7,000 by Rita & Bruno Tiphine
                                92 Fellows Rd., London NW3 3JG, England
     x.         I:           0 by The David and Patricia Nierenberg 1993
                                Irrevocable Trust, 6/11/93,
                                Lawrence K. Orr, Trustee  (6)
     xi.        D:     222,770 by The D3 Family Retirement Fund, LP
     xii.       D:      40,924 by The D3 Children's Fund, LP


7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  See footnotes to Item 6., above.
----------
(1) Each of these transactions represents a change in the form of ownership of the issuer's securities by the reporting person and not an acquisition or sale of any shares of the issuer for value. In prior reports, the reporting person reported beneficial ownership of 799,000 shares held by The D3 Family Fund, LP. The D3 Family Fund LP distributed pro rata to certain limited partners a total of 253,694 shares of the issuer. These limited partners of The D3 Family Fund then contributed their distributed shares of the issuer to The D3 Family Retirement Fund, LP and The D3 Children's Fund, LP in the amounts of 222,770 and 30,924 shares, respectively. In prior reports, the reporting person reported beneficial ownership of 10,000 shares of the issuer held by The David and Patricia Nierenberg 1993 Irrevocable Trust (the "Trust"). The Trust contributed its 10,000 shares of the issuer to The D3 Children's Fund, LP of which it is now a limited partner.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  Stock Option for Non-Employee Directors

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                Common shares

8.   Price of Derivative Security (Instr. 5)
                $2.50 - $4.02 per share

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                17,500

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A


Explanation of Responses:
          All options are for CASA common stock. They have been issued pursuant to the company's Stock Option Plan for Non-Employee Directors. The options are each exercisable for 10 years from the date of each grant.


                         /s/ David Nierenberg                           3/24/03
                         ----------------------------------------      --------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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